SANDVIK

Our date
2007-01-30
Your date

Our reference

Your reference

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

Commission File No. 82-1463

07021154

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to acquire US producer of diamond-based materials, dated 26 January 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

PROCESSED

FEB 2 1 2007

THOMSON
FINANCIAL

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 070108 Tooling US

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003